UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Gildan Activewear Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

375916103

(CUSIP Number)

Usman Nabi

Browning West LP

1999 Avenue of the Stars

Suite 1150

Los Angeles, California 90067

(310) 984-7600

Andrew M. Freedman

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 2, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

Browning West, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,025,176
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,025,176
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,025,176
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

PN, IA

1	NAME OF REPORTING PERSON

Usman Nabi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,025,176
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,025,176
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,025,176
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

IN, HC

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares beneficially owned by the Reporting Persons were purchased with the working capital of the Browning West Funds for which Browning West serves as investment manager (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 7,025,176 Shares beneficially owned by the Reporting Persons is approximately $222,013,143, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons have undertaken the sales in the Shares reported in this Amendment No. 7 in large part to effectuate a rebalancing of Browning West’s portfolio in light of the significant appreciation in the Issuer’s stock price since the Reporting Persons filed their initial Schedule 13D in the Issuer. The Reporting Persons continue to have a positive outlook on the Issuer’s future performance.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 154,422,137 Shares outstanding as of October 25, 2024, which is the total number of Shares outstanding as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 31, 2024.

A.	Browning West
(a)	As of the close of business on December 3, 2024, Browning West, as the investment manager to the Browning West Funds, may be deemed to beneficially own the 7,025,176 Shares held by the Browning West Funds.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,025,176
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,025,176

(c)	The transactions in the Shares by Browning West on behalf of the Browning West Funds during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Mr. Nabi
(a)	As of the close of business on December 3, 2024, as the managing member of Browning West UPG and Chief Investment Officer of Browning West, Mr. Nabi may be deemed to beneficially own the 7,025,176 Shares beneficially owned by Browning West.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,025,176
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,025,176

(c)	Mr. Nabi has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by Browning West on behalf of the Browning West Funds during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(e)	As of November 20, 2024, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2024

Browning West, LP

By:	/s/ Samuel Green
	Name:	Samuel Green
	Title:	Chief Compliance Officer and Chief Financial Officer

/s/ Usman Nabi
Usman Nabi

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

Browning West, LP
(On Behalf of the Browning West Funds)

Sale of Common Shares	(131,500)	49.6051	11/01/2024
Sale of Common Shares	(200,000)	49.2441	11/04/2024
Sale of Common Shares	(200,000)	50.1341	11/05/2024
Sale of Common Shares	(300,000)	49.3048	11/06/2024
Sale of Common Shares	(162,725)	49.1891	11/07/2024
Sale of Common Shares	(200,000)	48.9556	11/08/2024
Sale of Common Shares	(178,618)	49.1503	11/11/2024
Sale of Common Shares	(150,000)	48.3873	11/12/2024
Sale of Common Shares	(89,116)	49.0803	11/13/2024
Sale of Common Shares	(100,000)	48.0452	11/14/2024
Sale of Common Shares	(100,000)	48.0561	11/15/2024
Sale of Common Shares	(250,000)	48.4800	11/18/2024
Sale of Common Shares	(250,000)	48.8383	11/20/2024
Sale of Common Shares	(100,000)	50.2249	12/02/2024
Sale of Common Shares	(200,000)	50.0877	12/03/2024